Exhibit 12(e)
LOUISVILLE GAS AND ELECTRIC COMPANY

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
(Millions of Dollars)

	Successor		Predecessor
	6 Months	2 Months	10 Months
	Ended	Ended	Ended
	June 30,	Dec. 31,	Oct. 31,	Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Earnings, as defined:
Income Before Income Taxes	$93	$29	$167	$142	$131	$179	$179
Mark to market impact of derivative
instruments		1	(20)	(20)	35
	93	30	147	122	166	179	179

Total fixed charges as below	24	8	40	46	60	53	47

Total earnings	$117	$38	$187	$168	$226	$232	$226

Fixed charges, as defined:
Interest charges (a)	$23	$8	$38	$44	$58	$50	$41
Estimated interest component of
operating rentals	1		2	2	2	2	2
Preferred stock dividends						1	4
Total fixed charges (b)	$24	$8	$40	$46	$60	$53	$47

Ratio of earnings to fixed charges	4.9	4.8	4.7	3.7	3.8	4.4	4.8

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.